                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                Amendment No. 3
                        Under the Securities Act of 1934


                               Alpine Group Inc.
                               -----------------
                                (Name of Issuer)


                     Common Stock $0.10 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   020825105
                                   ---------
                                 (CUSIP Number)


                         A. Alex Porter and Paul Orlin
                             Porter, Felleman Inc.
                                  666 5th Ave
                               New York, NY 10103
                                  212-484-5500
                                  ------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                   10/03/2001
                                    -------
            (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.      020825105 13D/A
               ---------------

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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     A. Alex Porter and Paul Orlin

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

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            Number of             (7)        Sole Voting Power:          684,400
                                                                         -------

            Shares Beneficially   (8)        Shared Voting Power         0

            Owned by Each         (9)        Sole Dipositive Power       684,400
                                                                         -------

            Reporting
            Person With           (10)       Shared Dispositive Power    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

684,400

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%

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14   TYPE OF REPORTING PERSON*

     PN and CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




         This Amendment No. 3 to Schedule 13D is filed by Amici Associates, The Collectors' Fund and A. Alex Porter and Paul Orlin, principals of Porter, Felleman Inc. ("PFI"), (collectively, the "Reporting Persons") to report transactions in the common stock, $0.10 par value of Alpine Group Inc. (certain "Common Stock").


                         ITEM 4. PURPOSE OF TRANSACTION

         The transaction in Shares of Common Stock described herein were made in the ordinary course of each of the Reporting Persons' business. Messrs. Porter and Orlin, as General Partners of Amici Associates Amici Qualified Associates The Collectors' Fund and principals of PFI, reserve the right to purchase or sell additional shares of Common Stock or to dispose of shares of Common Stock in the open market or in privately negotiated transactions or in any other lawful manner in the future. Messrs. Porter and Orlin reserve the right to take whatever action with respect to each of the Reporting Persons' holdings of Common Stock they deem to be in the best interest of such Reporting Persons. The acquisitions described herein were not made, and any future acquisitions are not anticipated to be made, for the purposes of acquiring control of the Issuer.


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             ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares outstanding of Common Stock beneficially owned by each of the Reporting Persons as of are set forth below. These percentages are computed based on the Issuer's shares of Common Stock outstanding (13,877,383) as of the close of business on August 3, 2001 as set forth in the Issuer's Form 10-Q filed for the quarter ending June 30, 2001.

                                  Number of Shares           Percentage
Reporting Persons                 Beneficially Owned         Outstanding Shares
-----------------                 ------------------         ------------------
Amici Associates                  470,900                    3.39%

The Collector's Fund              114,800                    0.83%

Amici Qualified Associates        20,000                     0.14%

Porter Felleman, Inc.             78,700                     0.57%

A. Alex Porter                    684,400                    4.93%

Paul Orlin                        684,400                    4.93%


(b) Messrs. Porter and Orlin, as General Partners of the Partnerships and Principals of PFI, have sole power to vote, direct the vote, dispose and direct the disposition of such shares listed as beneficially owned by it in Item 5(a).

(c) The trade dates, number of shares and price per share of transactions made on the part of the Reporting Persons in shares of Common Stock within the sixty days preceding the date of this report, are set forth in Exhibit 1. The transaction set forth in Exhibit 1 were effected by the Reporting Persons on the New York Stock Exchange.

(d)      Not applicable.

(e) Messrs. Porter and Orlin, as General Partners of the Partnership and Principals of PFI, are no longer beneficial owners of more than five percent of the common stock as of October, 10th 2001.


             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated October 10th, 2001                          A. Alex Porter
                                                ---------------------------

                                                  Paul Orlin
                                                ---------------------------

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Exhibit 1

                                                No. of Shares                        Total
    Name                           Trd Date   Purchased/ (Sold)      Price      Aggregate Price
--------------------------------------------------------------------------------------------------
THE COLLECTORS FUND               10/3/2001        (27,900)          1.70           $46,312

AMICI ASSOCIATES  LP              10/3/2001        (14,000)          1.70           $23,239

AMICI QUALIFIED ASSOCIATES LP     10/3/2001        (15,000)          1.70           $24,899

PORTER, FELLEMAN INC              10/3/2001        (20,000)          1.70           $33,199